Filed by Skyline Builders Group Holding Ltd.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Skyline Builders Group Holding Ltd.

(File No. 001-42461)

Skyline Builders Group Holding Ltd and Cove Kaz Capital Group LLC Announce Merger Agreement

●	Acquisition of Largest Known Undeveloped Tungsten Resource Globally

●	Export-Import Bank of the United States (EXIM) has issued a Letter of Interest for up to $900 million in financing as part of EXIM's Supply Chain Resiliency Initiative

●	U.S. International Development Finance Corporation (DFC) has issued a Letter of Interest for up to $700 million for both debt financing and project development funding

●	Combined company, named Kaz Resources Inc., to supply tungsten, rare earths and other critical minerals to the United States

●	Kaz Resources Inc. expected to trade on Nasdaq under ticker symbol “KAZR”

New York, USA / Astana, Kazakhstan – April 30, 2026 – Skyline Builders Group Holding Limited (“Skyline” or “SKBL”) (Nasdaq: SKBL) and Cove Kaz Capital Group LLC (“Cove Kaz”), a privately-held geological exploration and mining company with operations in Kazakhstan, today announced the companies entered into a Transaction Agreement (the “Transaction Agreement”) to effect a business combination. Upon completion of the business combination, the combined company plans to operate under the name “Kaz Resources Inc.” and trade on Nasdaq under the ticker symbol “KAZR”.

“Cove Kaz is positioned to become a global leader in the mining, extraction, and processing of strategic minerals and metals aimed towards the United States defense and industrial base, specifically tungsten. Our company has existing and pending mining business under development in Kazakhstan that together form a unique portfolio of advanced-exploration and late-stage critical minerals projects. This transaction demonstrates the continued financial growth of our business and will support our financial plan to develop and construct mining and processing projects throughout Kazakhstan,” said Pini Althaus, Executive Chairman of Cove Kaz.

“With this transaction, Skyline will be fulfilling its 2025 announced strategic direction to become a material supplier of critical minerals to the United States. Cove Kaz has established a platform to develop high-value minerals and metals in Kazakhstan, from upstream to downstream production, through joint venture agreements with Kazakhstan’s national mining company and numerous geological land concessions awarded by the Kazakhstan government. The combined company is poised to develop multi-generational projects to supply the United States with tungsten, lithium, rare earths, beryllium, tantalum, niobium, rubidium, and other critical minerals,” said Paul E. Mann, Executive Chairman of Skyline and ASP Isotopes (Nasdaq: ASPI).

The business combination, which will also include the acquisition of Kaz Critical Minerals LLP, the holder of 15 licenses in Kazakhstan, has received approval by the boards of directors of both companies and is expected to close in the fourth quarter of 2026 or early 2027, subject to certain closing conditions, including the approval by Skyline shareholders, receipt of regulatory approvals and the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission. The investment was led by American Ventures, LLC.

Acquisition of Largest Known Undeveloped Tungsten Resource Globally

Underlying the business combination is Cove Kaz’s acquisition from Kazakhstan’s National Mining Company, Tau-Ken Samruk, of a 70% ownership interest in Severniy Katpar LLP., which holds licenses to two key projects in Kazakhstan – Northern Katpar and Upper Kairakty (the “Projects”) – located less than 20 miles apart by road in the established Karaganda mining district in Central Kazakhstan, less than 100 miles south of the City of Karaganda. Tau-Ken Samruk will retain 30% ownership in Severniy Katpar LLP.

Severniy Katpar LLP currently owns the largest known undeveloped tungsten resource globally. The most recent feasibility studies completed in April 2023 reported total JORC-compliant mineral resources containing 1.4 million tonnes of tungsten trioxide (WO3), representing approximately 70% of Kazakhstan’s estimated 2 million tonnes of tungsten resources. For perspective, the U.S. Geological Survey estimates China’s reserves at 2.4 million tonnes.

The current feasibility studies support production of approximately 5,000 metric tonnes per annum (mtpa) at Northern Katpar, and 7,000 mtpa from Upper Kairakty, for a total of 12,000 mtpa, representing approximately 15% of current global production.

The original joint venture announcement was made during the C5+1 Leaders’ Summit in Washington, D.C. by President Donald J. Trump and President Kassym-Jomart Tokayev. The project has benefited from strong trade advocacy and interagency coordination. Since 2023, the U.S. Departments of Commerce and State have provided commercial diplomacy in support of the company’s critical minerals business efforts in Kazakhstan.

For the Projects, the Export-Import Bank of the United States (EXIM) has issued a Letter of Interest for up to $900 million in project financing, and the U.S. International Development Finance Corporation (DFC) has issued a Letter of Interest for up to $700 million. Cove Kaz will be responsible for marketing 100% of project output and has entered into a Letter of Intent with the International Trade Administration at the U.S. Department of Commerce to prioritize U.S. Government and American commercial needs. Total development costs are estimated at approximately $1.1 billion.

Cove Kaz announced the financial closing and successful acquisition of its 70% ownership interest in Severniy Katpar LLP on April 29, 2026. The joint venture with Tau-Ken Samruk National Mining Company will now advance towards the commencement of a Definitive Feasibility Study in the second half of 2026.

Other Projects in Kazakhstan

In 2023, Kaz Resources (through its wholly owned subsidiary Kaz Critical Minerals LLP), became the first U.S. company to receive critical minerals and rare earths land concessions in Kazakhstan. Kaz Critical Minerals LLP is the holder of fifteen critical minerals concessions and a license for lithium tailings concessions in Kazakhstan. These concessions include minerals such as rare earth elements, lithium, tantalum, beryllium, niobium, cesium and tin.

In March 2025, Cove Kaz Capital Group LLC and JSC Qazgeology (a subsidiary of Kazakhstan's national mining company Tau-Ken Samruk) officially completed a joint venture focused on exploring and developing the Akbulak Rare Earth Project in Kazakhstan's Kostanay Region, which holds a historical resource of 380,000 tons of rare earth oxides , including neodymium, praseodymium, and yttrium, critical for permanent magnets, electronics, and medicine. Cove Kaz Capital Group holds 75% and Qazgeology 25%, with Cove Kaz Capital financing exploration until reserves are formally listed.

Forward-Looking Statements

This press release contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Skyline and Cove Kaz (the “Proposed Transaction”), including without limitation statements regarding the anticipated benefits of the Proposed Transaction, the anticipated timing of the Proposed Transaction, the implied enterprise value, future financial condition and performance of the combined company after the closing and expected financial impacts of the Proposed Transaction, the satisfaction of closing conditions to the Proposed Transaction, and the products and markets and expected future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Skyline’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Transaction Agreement by the shareholders of Skyline, the satisfaction of the closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; (iv) the failure to meet Nasdaq listing standards in connection with the consummation of the Proposed Transaction; (v) the anticipated tax treatment of the Proposed Transaction may not be obtained; (vi) the effect of the announcement or pendency of the Proposed Transaction on the Skyline’s and Cove Kaz’s business relationships, operating results, and business generally; (vii) risks that the Proposed Transaction disrupt current plans and operations of Skyline and Cove Kaz; (viii) the outcome of any legal proceedings that may be instituted against Skyline, Cove Kaz or the combined company related to the Transaction Agreement or the Proposed Transaction; (ix) changes in the markets in which each of Skyline and Cove Kaz competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (x) changes in domestic and global general economic conditions, including fluctuations in commodity prices; (xi) the risk that the combined company may not be able to execute its growth strategies; (xii) permitting, development, operations and expansion of the combined company’s operations and projects being inconsistent with current expectations and mine plans; (xiii) the accuracy of current mineral reserve, mineral resource and mineralized material estimates; (xiv) the inherent uncertainty associated with financial or other projections; (xv) risks related to supply chain disruptions; (xvi) the risk that the combined company may not be able to develop and maintain effective internal controls; (xvii) costs related to the Proposed Transaction and the failure to realize anticipated benefits of the Proposed Transaction or to realize estimated pro forma results and underlying assumptions, including the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on future prospects, business and management strategies, expansion and growth of the combined business after the consummation of the Proposed Transaction; (xviii) the ability to achieve commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; (xix) the inability to secure intellectual property rights or to obtain licensing of third-party intellectual property rights for future discovery and development of the combined company’s projects; (xx) the risk that the combined company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xxi) those factors discussed in Skyline’s and the combined company’s filings with the SEC and that will be contained in the Registration Statement relating to the Proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form S-4 and the amendments thereto, and other documents to be filed by Cove Kaz and/or SKBL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Cove Kaz and SKBL may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither Cove Kaz nor SKBL gives any assurance that they will achieve expectations. These forward-looking statements should not be relied upon as representing Cove Kaz or SKBL’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Notices and Additional Information

In connection with the Proposed Transaction, Cove Kaz intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”), and SKBL intends to file a proxy statement for the purpose of soliciting proxies or votes from SKBL shareholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Cove Kaz and SKBL (in each case when available) with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Cove Kaz directly at info@kazresources.com or SKBL at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688.

Participants in the Solicitation

SKBL, Cove Kaz, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of SKBL ordinary shares in respect of the Proposed Transaction. Information about SKBL’s directors and executive officers and their ownership of SKBL’s securities is currently set forth in SKBL’s filings with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in a registration statement on Form S-4 and a proxy statement (as may be amended from time to time) pertaining to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact:

For further information, please contact:

Brian Hyland

info@kazresources.com

Investor Relations Contacts:

Lynn Morgan

lynn.morgen@advisiry.com

Eric Prouty

eric.prouty@advisiry.com

About Cove Kaz Capital Group LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. On 13 February 2026 the company signed a sale purchase agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30%.

Through this partnership, Cove Kaz will be developing the Northern Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and defense applications in the United States and allied markets.

In addition, Cove Kaz holds a 75% interest in the Akbulak rare earth project in a joint venture with Qazgeology, a subsidiary of Kazakhstan’s national mining company Tau-Ken Samruk, further strengthening its position in building integrated, diversified critical minerals supply chains. Together, these assets position Cove Kaz as a key participant in the development of reliable, independent sources of strategically important materials outside of China. For more information visit www.kazresources.com

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia. In the third quarter of 2025, a group of US investors, led by American Ventures, took control of SKBL via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain. SKBL seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require. In November 2025, SKBL announced that it had subscribed for an approximate 20% membership interest in an LLC involved in the critical materials supply chain. In April 2026, SKBL announced a Transaction Agreement to effect a business combination with Cove Kaz, a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan.

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